Jeffrey Gordon

Staff Accountant

US Securities and Exchange Commission

Washington, DC 20549

RE: Response to Letter Dated February 27, 2015

Dear Mr. Gordon,

I have reviewed your comments and statements in the letter dated February 27, 2015. We will file an amended 10K for year ending June 30, 2014.

I also acknowledge that in future filings, we will revise our certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

I also acknowledge that:

·	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

By: /s/ SHAWN A CALLAHAN

Shawn A. Callahan

Chief Financial Officer